Exhibit (a)(5)(iv)

News Release

Media Contacts Anita Liskey, 312.466.4613 William Parke, 312.930.3467 news@cmegroup.com http://cmegroup.mediaroom.com	Investor Contact John Peschier, 312.930.8491 CME-E

FOR IMMEDIATE RELEASE

CME Group Inc. Declares Quarterly Dividend of 86 Cents per Share

Company maintains dividend rate despite issuing 19.8 million shares post close

CHICAGO, August 8, 2007 – CME Group Inc. (NYSE, NASDAQ: CME) today declared a third-quarter dividend of 86 cents per share, payable September 25, 2007, to shareholders of record as of September 10, 2007. This is the same dividend rate offered in the two quarters prior to CME’s merger with the Chicago Board of Trade on July 12, 2007, when newly formed CME Group issued 19.8 million additional shares, raising the company’s total shares outstanding to approximately 55 million.

CME Group (www.cmegroup.com) is the world’s largest and most diverse exchange. Formed by the 2007 merger of the Chicago Mercantile Exchange Holdings and CBOT Holdings, CME Group serves the risk management needs of customers around the globe. As an international marketplace, CME Group brings buyers and sellers together on the CME Globex electronic trading platform and on its trading floors. CME Group offers the widest range of benchmark products available across all major asset classes, including futures and options based on interest rates, equity indexes, foreign exchange, agricultural commodities and alternative investment products such as weather and real estate. CME Group’s Class A common stock is traded on the New York Stock Exchange and the Nasdaq Global Select Market under the symbol “CME.”

The Globe logo, CME, Chicago Mercantile Exchange, CME Group, Globex and E-mini, are trademarks of Chicago Mercantile Exchange Inc. CBOT and Chicago Board of Trade are trademarks of the Board of Trade of the City of Chicago. All other trademarks are the property of their respective owners. Further information about CME Group and its products can be found at www.cmegroup.com.